3: Illustrative Report of Independent Accountants on Examinations of Securities Pursuant to Rule 17f-2 (11/99)

Report of Independent Accountants

To the Board of Directors of:

Deutsche Bank Alex. Brown Cash Reserve Fund, Inc. Prime Series

Deutsche Bank Alex. Brown Cash Reserve Fund, Inc. Treasury Series

Deutsche Bank Alex. Brown Cash Reserve Fund, Inc. Tax Free Series

Emerging Growth Fund, Inc.

Flag Investors Equity Partners Fund, Inc.

Flag Investors Communications Fund, Inc.

Flag Investors Value Builder Fund, Inc.

Growth Opportunity Fund

Real Estate Securities Fund, Inc.

Short Intermediate Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Deutsche Bank Alex. Brown Cash Reserve Fund, Inc. Prime Series, Deutsche Bank Alex. Brown Cash Reserve Fund, Inc. Treasury Series, Deutsche Bank Alex. Brown Cash Reserve Fund, Inc. Tax Free Series, Emerging Growth Fund, Inc., Flag Investors Equity Partners Fund, Inc., Real Estate Securities Fund, Inc., Flag Investors Communications Fund, Inc., Flag Investors Value Builder Fund, Inc., Short Intermediate Fund, Inc., Growth Opportunity Fund, (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 28, 2002. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2002, and with respect to agreement of security purchases and sales, for the period from September 1, 2001 through February 28, 2002:

  Count and inspection of all securities located in the vault of Deutsche Bank in New York;
  Confirmation of all securities held by institutions in book entry form The Federal Reserve Bank of New York and The Depository Trust Company. Reconciliation of the depository's position to custodian's record of the aggregate position for all clients, including the Funds;
  Reconciliation of all such securities to the books and records of the Funds and the Custodian;
  Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Deutsche Bank records.
  Agreement of a selection of security purchases and a selection of security sales from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2002 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Baltimore, Maryland

June 3, 2002